82-3116



GREAT QUEST
METALS LTD.



June 15, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on June 15, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary



/jn
enclosure



Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

June 15, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Annual and Special General Meeting
Approval and Ratification of Stock Option Plan

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), wishes to inform that the Company held its Annual and Special General Meeting on June 2, 2005 at which time Willis W. Osborne, Victor J.E. Jones, Mahamdou Keita, and Robert Veitch were re-elected to the Company's board of directors. The following persons were appointed as officers: Willis W. Osborne as Chief Executive Officer and Chief Financial Officer and Jennifer Nestoruk as Secretary.

The Company announces that at the Annual and Special General Meeting, it submitted an amendment to the Company's Stock Option Plan (the "Plan") that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis

Results on assays on core from an additional two holes in the Company's drill program on the Kenieba concession in Mali, West Africa, are due next week.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"

Willis W. Osborne
President

N E W S R E L E A S E